FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1      Name and Address of Company

PNI Digital Media Inc.
Suite 590, 425 Carrall Street
Vancouver, British Columbia
V6B 6E3

(the "Company")

Item 2      Date of Material Change

December 20, 2013

Item 3      News Release

A news release was disseminated on December 20, 2013 through Marketwired and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4      Summary of Material Change

The Company has closed its previously announced public offering (the "Offering") of common shares (the "Common Shares"). Pursuant to the Offering, the Company issued 7,119,650 Common Shares priced at $1.05 per Common Share, including 928,650 Common Shares issued pursuant to the exercise of the over-allotment option granted to the underwriters for the Offering, for gross proceeds of approximately $7.475 million.

Item 5      Full Description of Material Change

5.1     Full Description of Material Change

The Company has closed its previously announced public offering of Common Shares. Pursuant to the Offering, the Company issued 7,119,650 Common Shares priced at $1.05 per Common Share, including 928,650 Common Shares issued pursuant to the exercise of the over-allotment option granted to the underwriters for the Offering, for gross proceeds of approximately $7.475 million.

The Offering was conducted through a syndicate of underwriters led by Paradigm Capital Inc., and included TD Securities Inc.

The net proceeds from the Offering are expected to be used by the Company to strengthen the Company's balance sheet, accelerate the Company's mobile, API, and HTML5 development programs, and for working capital and general corporate purposes.

5.2     Disclosure for Restructuring Transactions

Not applicable.

Item 6      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7      Omitted Information

Not applicable.

Item 8      Executive Office

Cameron Lawrence
Chief Financial Officer
Suite 590, 425 Carrall Street
Vancouver, BC V6B 6E3
(604) 893-8955 x229

Item 9     Dates of Report

December 20, 2013.